SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: March 25, 2013

BONSO ELECTRONICS

INTERNATIONAL INC.

(Translation of Registrant’s name into English)

1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__	Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____	No ___X__

Exhibits

99.1 Press Release dated January 31, 2013

PRESS RELEASE

Bonso Electronics Announces Annual Meeting

HONG KONG, January 31, 2013 /Globe Newswire/ -- Bonso Electronics International, Inc, (Nasdaq: BNSO) today announced that the Annual Meeting of Shareholders for the fiscal year ended March 31, 2012 will be held at 11:00 a.m., local time, on March 1, 2013, at the offices of the Corporation’s China Subsidiary, at 132 Da Yang Road, Da Yang Synthetical Develop District, Fu Yong, Shenzhen, China.

Only Shareholders of record at the close of business on January 28, 2013, shall be entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person.

The company has elected to furnish proxy materials to shareholders on the Internet. This approach will provide all shareholders with the appropriate information with minimum costs. Accordingly, a Notice of Internet Availability of Proxy Materials (the "Internet Notice") was sent to all shareholders of record and beneficial owners. All shareholders will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' or similar expressions. Forward-looking statements made in this press release, which relate to the demand for our products, among other things, involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: March 25, 2013	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary